SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 --------------
                     Cunningham Graphics International, Inc.
                            (Name of Subject Company)


                     Cunningham Graphics International, Inc.
                      (Name of Person(s) Filing Statement)
                                 --------------
                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)


                                    231157108
                      (CUSIP Number of Class of Securities)
                                 --------------
                              Michael R. Cunningham
                      President and Chief Executive Officer
                     Cunningham Graphics International, Inc.
                                 100 Burma Road
                          Jersey City, New Jersey 07305
                                 (201) 217-1990
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)
                                 --------------
                                 With a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission on May 11, 2000 by Cunningham Graphics International, Inc., a New Jersey corporation (the "Company"), relating to the offer by FIS Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of Automatic Data Processing, Inc., a Delaware corporation, to purchase all outstanding shares of the common stock of the Company, without par value, for a purchase price of $22 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2000, and in the related Letter of Transmittal. This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     On May 12, 2000, the Company was informed that, on May 5, 2000, two purported shareholder class action complaints were filed in the Chancery Division of the Superior Court of New Jersey for Hudson County, one by Kenneth Sherman (Docket No. C-67-00) (the "Sherman Action") and the other by Nat Orme (Docket No. C-69-00) (the "Orme Action" and, together with the Sherman Action, the "Actions"), both of whom claim to be shareholders of the Company and purport to bring their Actions on behalf of all shareholders of the Company other than the Individual Defendants (as defined below) and related parties. The complaints in the Actions, which are identical in all material substantive respects, name as defendants the Company and the directors of the Company (the "Individual Defendants") and allege, among other things, that the Individual Defendants have breached their fiduciary obligations by (i) having thus far failed to announce any active auction or open bidding procedures for the sale of the Company and
(ii) agreeing to an Offer Price and Merger Consideration that do not represent the true value of the Company and its future prospects. The complaints request that the Superior Court, among other things, declare that each of the Actions is a proper class action, declare that entering into the Merger Agreement constitutes a breach of the Individual Defendants' fiduciary duties, enjoin the ongoing performance of the Merger Agreement and the consummation of the Merger (unless and until the Company adopts and implements a procedure or process, such as an auction, that allegedly would obtain the highest possible price for the Company), rescind, to the extent already implemented, the Merger Agreement or any of the terms thereof, and award appropriate damages and costs and disbursements of the Actions, including reasonable attorneys' and experts' fees.

Item 9.  Exhibits

Exhibit 15 Complaint of Kenneth Sherman against Michael R. Cunningham,
           Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss and Cunningham Graphics International, Inc., filed in the Chancery Division of the Superior Court of New Jersey for Hudson County on May 5, 2000 (1)

Exhibit 16 Complaint of Nat Orme against Michael R. Cunningham, Gordon
           Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss and Cunningham Graphics International, Inc., filed in the Chancery Division of the Superior Court of New Jersey for Hudson County on May 5, 2000 (1)

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     (1)  Filed as an exhibit to Amendment No. 1 to Automatic Data Processing,
          Inc. and FIS Acquisition Corp. Tender Offer Statement on Schedule TO, dated May 18, 2000 and is incorporated herein by reference.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Cunningham Graphics International, Inc.


                                  By: /s/ Michael R. Cunningham
                                      -------------------------
                                  Name:  Michael R. Cunningham
                                  Title: President and Chief Executive Officer

Dated: May 18, 2000